UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	11 August 2021

Release Number	13/21

Resolutions under section 249N of the Corporations Act for consideration at the AGM

In accordance with ASX Listing Rule 3.17A, the wording of two proposed resolutions that have been requisitioned under section 249N of the Corporations Act for consideration at the 2021 Annual General Meeting of BHP Group Limited is set out in Attachment A.

The proposed resolutions have been requisitioned by shareholders of BHP Group Limited representing approximately 0.009% of the shares on issue in BHP Group Limited (and approximately 0.006% of the shares on issue in the combined BHP Group).

The BHP Group Limited Notice of Annual General Meeting will include the requisitioned resolutions and the requisitioners’ statements of support as well as the Board’s response and voting recommendations. Consistent with the BHP Dual Listed Company framework, the proposed resolutions will also be included on the BHP Group Plc Annual General Meeting agenda.

As Resolution 1 overlaps with an equivalent resolution notified to the market on 6 August 2021, the requisitioners have confirmed that Resolution 1 and its supporting statement will not need to be included in the BHP Group Limited Notice of Annual General Meeting if the equivalent notified resolution proceeds.

ATTACHMENT A

Resolution 1

Resolution 1 – Amendment to the Constitution

To amend the constitution to insert the following new clause 46: “The company in general meeting may by ordinary resolution express an opinion or request information about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to a material risk as identified by the company and cannot either advocate action that would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.”

Resolution 2

Resolution 2 – Capital Protection

Shareholders note the company’s stated support for the goal of achieving net-zero emissions globally by 2050, along with the publication of the International Energy Agency’s Net-Zero Emissions by 2050 Scenario, and the Climate Action 100+ company assessment. Shareholders therefore request the company disclose, in subsequent annual reporting, the following information pertaining to its thermal coal, metallurgical coal, oil and gas assets:

•

Details of how the company’s capital allocation to thermal coal, metallurgical coal, oil and gas assets will align with a scenario in which global energy emissions reach net-zero by 2050, facilitating the efficient managing down of these assets;

•	Production guidance for the lifetime of thermal coal, metallurgical coal, oil and gas assets;

•	Plans and capital expenditure expectations for decommissioning and rehabilitating sites at the end of asset life;

•

Plans for how employees of the company will be informed of asset closures, and employee transition plans, including any compensation for job losses, training and support in seeking future employment; and

•	Details of how remaining value in the company’s thermal coal, metallurgical coal, oil and gas assets will be redeployed or returned to investors.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 11, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary